RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

3

Third Quarter ended September 30, 2008

For information

Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130
Montreal, Quebec	Tel.: 514 397-1410
Canada H3B 2C6	Fax: 514 397-8620

info@richmont-mines.com	Listings: Toronto - NYSE Alternext US

Ticker symbol: RIC	www.richmont-mines.com

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations for the three month period ended September 30, 2008. We recommend you read this in conjunction with our unaudited interim financial statements for the quarter ended September 30, 2008 and the audited consolidated financial statements for the year ended December 31, 2007 and the accompanying notes. Our financial statements and the related notes to those financial statements are prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. The currency used in this discussion is the Canadian dollar, except where otherwise stated. The data on production are given in metric units, the most widely used method in Canada. More information on Richmont Mines (“Richmont”) can be obtained from the web sites of SEDAR (www.sedar.com) and the Company itself (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 16.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE THIRD QUARTER OF 2008

  $29.6 million in cash and cash equivalents with no long-term debt at quarter-end; generated $4.7 million in cash in 2008;

  Precious metals revenue more than doubled to reach $15.3 million;

  Average selling price per ounce was US$901 (CAN$918) and 16,723 ounces of gold were sold;

  Average production cash cost per ounce at US$604 (CAN$615), 4% below US$626 (CAN$638) in the second quarter of 2008;

  Island Gold’s cash cost of production declines 6% from trailing second quarter; and

  Exploration and project evaluation expenses totalled $3.4 million, in quarter and $8.2 million in 2008.

Our Business. Richmont Mines, headquartered in Rouyn-Noranda, Quebec, Canada, explores for, acquires, develops and produces gold in North America. We currently operate two gold mines in Canada: the Beaufor Mine in Quebec and the Island Gold Mine in Ontario. The Company also maintains a pipeline of exploration and development projects in North America which we believe will facilitate our future growth. Richmont was founded in 1981 and, since it began production in 1991, has produced more than one million ounces of gold from the Francoeur, Beaufor and East Amphi mines, located in Quebec, the Nugget Pond and Hammerdown mines in Newfoundland and Labrador and, more recently, the Island Gold Mine in Ontario.

Vision and Strategy. Richmont’s vision is to grow to be an intermediate North American producer of gold with three to four operating sites that each produces approximately 60,000 ounces of gold annually and to build reserves of at least one million ounces of gold. Our strategy is to generate positive cash flow and profitable growth enabling us to cost-effectively develop our mining assets, exploit mineralized reserves on properties we own and have acquired, identify new development opportunities and to develop partnerships in order to expand our pipeline of projects, grow our reserve base and increase our production rates. We currently have a strong balance sheet with no long-term debt and cash and cash equivalents of approximately $30 million.

02
OCTOBER 30, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Richmont’s management team ultimately seeks to create shareholder value through the continued rationalization and development of existing resources, the utilization of outside resources when necessary to uncover opportunities, and the evaluation of acquisition and partnership opportunities in order to expand the value of our portfolio of mineral properties, build our reserve base and our pipeline of projects and to accelerate our rate of production.

Experienced Management Team. Our history of successful production along with extensive experience in the development of advanced exploration projects has earned management a strong reputation for expertise at cost-effectively recovering gold from underground mines. Our executive team has years of experience in the gold industry, either with Richmont or other larger gold producers.

03
OCTOBER 30, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

PRINCIPAL FINANCIAL DATA[1]
	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	872	680	897	666
Average selling price (US$)	901	666	907	691
Average selling price (CAN$)	918	716	924	743
Average exchange rate (US$/CAN$)	1.0184	1.0748[2]	1.0184	1.0748[2]
Ounces of gold sold	16,723	6,201	48,829	35,244
Average cash cost (US$ /ounce)[3]	604	590	636	482
Average cash cost (CAN$ /ounce)[3]	615	634	648	518

KEY FINANCIAL DATA (in thousands of CAN$)
Revenue	16,495	4,777	47,683	27,750
Net earnings (loss)	(894)	(1,481)	(451)	7,657
Net earnings (loss) per share	(0.04)	(0.06)	(0.02)	0.32
Cash flow from (used in) operations	820	(1,322)	4,689	6,473
Investments in property, plant and equipment	1,522	2,010	3,204	3,594

			September 30,	December 31,
			2008	2007

Cash, cash equivalents and short-term investments			29,922	29,117
Total assets			86,454	85,976
Shareholders’ equity			60,260	61,813
Shares outstanding (thousands)			24,002	24,053

KEY PER SHARE DATA
Stock Price (at closing)
US$ (NYSE Alternext US)			1.89	3.25
CAN$ (TSX)			2.10	3.14
[1]

Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (GAAP), such as the total cash cost of production per ounce sold for each of the Company’s properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with GAAP, to evaluate the Company’s performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with GAAP.

[2]	Average exchange rate used for year 2007.

[3]	The cash cost includes operating costs and royalties

EXCHANGE RATES

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Company discloses the realized price and cash cost per ounce of gold sold in US dollars.

For accounting purposes, the Company establishes an estimated annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to the actual year-to-date rate through the end of the quarter and that rate is used to report both year-to-date and quarterly results.

04
OCTOBER 30, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVIEW OF FINANCIAL RESULTS

Three-month period ended September 30, 2008

Revenue for the third quarter of 2008 was $16,495, a 245% increase compared with $4,777 in the third quarter of 2007, when the Company’s Beaufor Mine was shut down for a five-week period during replacement of its headframe structure. In the 2008 quarter, 16,723 ounces of gold were sold at an average price of US$901 (CAN$918) per ounce, compared with 6,201 ounces of gold sold in the same period last year at an average price of US$666 (CAN$716) per ounce. Total precious metals revenue was up $10,905 to $15,348 in the third quarter of 2008 compared with $4,443 in the third quarter of 2007 as a result of both more than 2.5 times more ounces sold and 28% higher selling price per ounce, in Canadian dollars. Also, during the quarter sales from the Island Gold Mine, which commenced production during the fourth quarter of 2007, more than offset the loss of gold sales from the East Amphi Mine, which was closed in mid-2007.

Richmont recorded a net loss for the third quarter of 2008 of $894, or $0.04 per share, compared with a net loss of $1.481, or $0.06 per share, in the third quarter of 2007. Significantly higher revenue in this year’s third quarter more than offset increased exploration costs and resulted in the improvement in the net loss compared with last year’s quarter.

Expenses totalled $16,638 for the three-month period ended September 30, 2008, compared with $6,022 for the same period in 2007, an increase of $10,616. Operating costs, including royalties, for the quarter were $10,282, up from $3,924 in the same period the prior year, but below $10,912 in the trailing second quarter of 2008. Higher costs in the 2008 quarter reflect the operations of Island Gold Mine which increased the number of ounces sold, while the third quarter of 2007 lower costs reflect the five-week shut-down of the Beaufor Mine for headframe replacement. The average cash cost of production was US$604 (CAN$615) per ounce of gold sold in the third quarter of 2008 compared with US$626 (CAN$638) in the trailing second quarter, and US$590 (CAN$634) in last year’s third quarter, prior to the start of commercial production at Island Gold. The average cash cost per ounce in US dollars during the current quarter benefited from improved grade, higher volumes and was impacted by the stronger Canadian dollar when compared with the prior year’s period. Costs at the Beaufor Mine decreased to US$477 (CAN$485) from US$489 (CAN$498) in the trailing second quarter, on improved grade, and were significantly below the cash cost per ounce of US$597 (CAN$642) in last year’s third quarter, when the mine was shut down for part of the quarter. At the Island Gold Mine, cash production costs was US$720 (CAN$734) compared with US$768 (CAN$782) in this year’s trailing second quarter as the Company continues to ramp up production. Included in the gold sales of the third quarter of 2007 were 2,440 ounces from the East Amphi Mine produced at a cash cost of US$578 (CAN$621) per ounce.

Exploration and project evaluation costs were $3,415 in the third quarter of 2008 and reflect the Company’s efforts to grow its reserves. Approximately $803 in exploration costs were incurred at the Beaufor Mine, $657 at the Island Gold Mine and $1,849 at the Golden Wonder project in the current quarter. During last year’s third quarter, approximately $502 in exploration costs were incurred at the Beaufor Mine and $781 at the Valentine Lake project.

05
OCTOBER 30, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Expenses related to custom milling at the Camflo Mill were $620 during the current quarter, while there was no custom milling during the 2007 third quarter. Depreciation and depletion expenses during the third quarter of 2008 were $1,507, up from $618 during the third quarter of 2007. The increase is related to the additional ounces of gold sold during the current period.

The mining and income taxes expense for the third quarter amounted to $549 based on a pre-tax loss of $143. This charge takes into account the portion of mining and income taxes of the subsidiary, Louvem Mines, of $449 and the increase of exploration tax credits of $210 not booked against the mining and income tax but against the exploration expenses. For the third quarter of 2007, the mining and income taxes expense amounted to $350 based on a pre-tax loss of $1,245. This non-cash charge took into account a reversal of prior-year exploration tax credits previously recognized against mining and income taxes in the second quarter of 2007, generating an expense of $506 for this quarter.

Nine-month period ended September 30, 2008

For the nine-month period ended September 30, 2008, revenue was $47,683, or 72% above revenue of $27,750 during the same period of 2007, reflecting increased gold sales at higher prices. In the 2008 nine-month period, 48,829 ounces of gold were sold at an average price of US$907 (CAN$924) per ounce, compared with 35,244 ounces of gold sold in the first nine months of 2007 at an average price of US$691 (CAN$743) per ounce.

Net loss for the nine-month period was $451, or $0.02 per share, compared with net earnings of $7,657, or $0.32 per share, during the nine-month period ended September 30, 2007. Last year’s nine-month period included a $8,029 gain on the sale of mining assets.

Expenses totalled $47,514 for the nine-month period ended September 30, 2008, an increase of $27,482 compared with $20,032 for the same period in 2007, which included a $7,439 gain on the sale of the Company’s East Amphi property. Operating costs, including royalties, for the nine-month period were $31,638, compared with $18,222 during the same period last year, primarily due to the costs associated with the Island Gold Mine, which began production during last year’s fourth quarter, as well as higher operating costs at Beaufor Mine and higher costs of maintaining the Camflo Mill, because of lower volume of ore processed in 2008.

Exploration and project evaluation costs were $8,170 during the first nine months of 2008, compared with $2,831 during the same period in 2007. This increase was mainly due to the exploration programs at the Golden Wonder project, Beaufor and Island Gold, which had exploration costs of $3,663, $2,214 and $1,425, respectively, for the first nine months of 2008 and by an amount of $850 who was included in exploration expenses as a result of a reclassification, for fiscal planning purposes, of exploration tax credits from previous years.

06
OCTOBER 30, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Administration expenses for the nine-month period ended September 30, 2008 increased slightly to $2,431 compared with $2,323 in the same period in 2007. Stock-based compensation expense for the period was $384, slightly below of the $411 last year’s nine-month period. Of the 135,000 options granted during the first nine months of 2008, a total of 55,000 options represented renewals of expired options for employees, and the balance of 80,000 options represented the granting of options to new employees. The weighted average fair value, calculated according to the Black & Scholes valuation model as of the date on which each option was granted, was $1.05, compared with $1.01 for the same period in 2007.

Expenses related to custom milling at the Camflo Mill were $978 during the first nine months of 2008. There was no custom milling during the comparable 2007 period. Depreciation and depletion expenses during the nine-month period of 2008 were $4,146, a decrease of $405 compared with the nine-month period in 2007 as a result of increased mineral reserves which were determined at the end of 2007 and used in the calculation of rate per ounce sold in 2008.

For the nine-month period ended September 30, 2008, the mining and income taxes included credit of $1,200 as a result of a reclassification, for fiscal planning purposes, of exploration tax credits from previous years of which an amount of $349 was applied against property, plant and equipment, mining duties expense of $175 from the previous year and exploration tax credits of $557 non booked against mining and income taxes but against exploration expenses. During the nine-month period ended September 30, 2007, mining and income taxes expense totalled $43 on earnings before other items of $7,718. This non-cash charge took into account the realization of tax credits for exploration in the amount of $1,010 earned in prior years but not previously accounted for, as well as the $524 reduction in future tax liabilities related to mining duties. Moreover, given that certain operating expenses incurred in previous years have been capitalized, an amount of $202 in exploration tax credits has been presented as a reduction of property, plant and equipment. The amount of exploration tax credits which reduces the mining and income taxes expense is $808.

07
OCTOBER 30, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF OPERATIONS

Island Gold Mine[1]
	Three months ended		Nine months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2008	2007	2008	2007

Tonnes	41,916	-	113,422	-
Head grade (g/t)	6.78	-	6.94	-
Gold recovery (%)	95.39	-	95.36	-
Recovered grade (g/t)	6.47	-	6.61	-
Ounces sold	8,721	-	24,122	-
Cash cost per ounce (US$)	720	-	758	-

Investment in property, plant and equipment (thousands of CAN$)[2]	447	1,286	1,488	2,841
Exploration expenses (thousands of CAN$)	658	39	1,425	266

Deferred development (metres)	87	-	351	-

Diamond drilling (metres)
Exploration	2,541	3,087	10,777	10,079
[1]

In its consolidated financial statements, Richmont Mines consolidated 100% of the Island Gold project, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). As Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

[2]

During the nine-month period ended September 30, 2008, Richmont Mines cancelled previous year exploration tax credits totalling $350. For the year 2007, the information presented is attributable to the advanced exploration program, including development and exploration activities, performed during this period. An amount of $5,094 from gold sales was applied against investment of the three-month period ended September 30, 2007 for a total of $16,775 for the nine-month period ended September 30, 2007.

During the 2008 third quarter, 41,916 tonnes of ore from the Island Gold Mine were processed at an average recovered grade of 6.47 g/t, and 8,721 ounces of gold were sold at an average price of US$882 (CAN$898) per ounce. In the trailing second quarter of 2008, 39,818 tonnes of ore were processed at an average recovered grade of 6.57 g/t, and 8,409 ounces of gold were sold at an average price of US$885 (CAN$901) per ounce. The cash cost per ounce was US$720 (CAN$734) during the current quarter compared with US$768 (CAN$782) in the trailing second quarter of 2008. The Island Gold Mine began commercial production in October 2007.

During the nine-month period ended September 30, 2008, 113,422 tonnes of ore were processed at an average recovered grade of 6.61 g/t, and 24,122 ounces of gold were sold at an average price of US$894 (CAN$910) per ounce. The cash cost of production per ounce was US$758 (CAN$772) during the first nine months of the year as the mine produced at around 70% of its design capacity.

There was progress in the quarterly production as the number of processed tonnes increased and the cash cost improved by 6% compared with the trailing second quarter of 2008. As mine production began to build up through improved extraction, a second ball mill was brought online in September to run in parallel with the larger ball mill, and the company begin to see relief in the tight labour market then experienced at the project thus far.

08
OCTOBER 30, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine
	Three months ended		Nine months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2008	2007	2008	2007

Tonnes	25,572	13,934	85,331	83,508
Head grade (g/t)	9.88	8.57	9.16	8.51
Gold recovery (%)	98.55	97.95	98.37	98.77
Recovered grade (g/t)	9.73	8.40	9.01	8.41
Ounces sold	8,002	3,761	24,707	22,569
Cash cost of production per ounce (US$)	477	597	517	475

Investment in property, plant and equipment (thousands of CAN$)	6	762	112	843
Exploration expenses (thousands of CAN$)	803	502	2,214	1,350

Diamond drilling (metres)
Definition	2,190	493	6,740	2,659
Exploration	9,028	6,658	24,467	18,848

During the third quarter of 2008, 25,572 tonnes of ore from the Beaufor Mine were processed at an average recovered grade of 9.73 g/t, and 8,002 ounces of gold were sold at an average price of US$922 (CAN$939) per ounce. In the same quarter of 2007, 13,934 tonnes of ore were processed at an average recovered grade of 8.40 g/t, and 3,761 ounces of gold were sold at an average price of US$675 (CAN$726) per ounce. The cash cost per ounce was US$477 (CAN$485) during the current quarter compared with US$597 (CAN$642) in the same quarter last year and is in line with the Company’s forecasted production cash cost of US$450 to US$500 per ounce. During the current quarter, Richmont processed 25,370 tonnes of custom milling ore at the Camflo Mill, and custom milling is expected to remain at a similar level during the fourth quarter of 2008.

During the nine-month period ended September 30, 2008, 85,331 tonnes of ore were processed at an average recovered grade of 9.01 g/t, and 24,707 ounces of gold were sold at an average price of US$919 (CAN$936) per ounce. In the first nine months of 2007, 83,508 tonnes of ore were processed at an average recovered grade of 8.41 g/t, and 22,569 ounces of gold were sold at an average price of US$689 (CAN$740) per ounce. The cash cost per ounce was US$517 (CAN$526) during the current period up from US$475 (CAN$510) in last year’s comparable period, primarily due to higher mining and milling costs.

As reported by the Company on October 1, 2008, the Beaufor Mine is conducting exploration drilling to identify opportunities to extend the mine below current mining operations, at a maximum depth of 630 metres. In the third quarter, 6,912 metres were added to the 9,871 metres of the first semester for a total of 16,783 metres drilled in 2008 in this area. The objective is to complete 22,000 metres this year, evaluate the potential of the zones discovered last year and identify new resources. At the beginning of the year 2009, an updated resource calculation for this area will be prepared with all the information available as of December 31, 2008.

09
OCTOBER 30, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

East Amphi Mine

The East Amphi Mine ceased production at the end of the second quarter of 2007 following the depletion of the mine’s mineral reserves and was sold on June 29, 2007. During the three-month period ended September 30, 2007, 2,440 ounces of gold were sold at an average price of US$653 (CAN$702) per ounce from 29,027 tonnes of previously-processed ore with an average recovered grade of 2.61 g/t. The cash cost was US$578 (CAN$621) per ounce. During the first nine months of 2007, 128,189 tonnes of ore were processed at an average recovered grade of 3.08 g/t, and 12,675 ounces of gold were sold at an average price of US$695 (CAN$747) per ounce. The cash cost was US$494 (CAN$531) per ounce during the nine-month period ended September 30, 2007.

Exploration properties
	Three months ended		Nine months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
	2008	2007	2008	2007
	$	$	$	$

Exploration costs - Mines
Beaufor Mine	803	502	2,214	1,350
Island Gold Mine	658	39	1,425	266
East Amphi Mine	-	-	-	18

	1,461	541	3,639	1,634

Exploration costs – Other properties
Golden Wonder property	1,849	16	3,663	164
Francoeur / Wasamac properties	25	7	124	142
Valentine Lake property	194	780	194	1,019
Camflo Northwest property	-	13	-	124
Other properties	6	-	16	24
Project evaluation	90	20	251	92

	3,625	1,377	7,887	3,199

Exploration tax credits	(210)	(75)	(567)	(368
Reclassification of exploration tax credits from previous years	-	-	850	-

	3,415	1,302	8,170	2,831

Golden Wonder Project

On October 23, 2008, Richmont announced that results from diamond drilling activities at the Golden Wonder Mine in Colorado have failed to confirm the continuity of an economically viable ore zone below current infrastructures at the sixth level. In light of these results, Richmont Mines has informed LKA International, Inc. (“LKA”) that it has completed its “Initial Commitment Period” and that it will not exercise its option to the “Second Commitment Period” by notifying LKA of the termination of its option to proceed with the Joint Venture Agreement.

10
OCTOBER 30, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Valentine Lake Project

Richmont is currently focusing on access and logistics at Valentine Lake, where the Company has a joint venture agreement with Mountain Lake Resources. Its operations there currently are focused on developing road access to eliminate the high costs of flying personnel and equipment to the site. The Company is evaluating a 2009 drilling program at the project, where it has a 70% interest. The main zone contains Inferred Resources of 1,314,780 tonnes at 8.50 g/t Au (cut at 58 g/t Au) for a total of 359,480 ounces of gold.

Francoeur and Wasamac properties

Considering the increase in the price of gold, Richmont is currently re-evaluating the potential of additional exploration at the past producing Francoeur Mine.

QUARTERLY REVIEW
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2008	2008	2008	2007	2007	2007	2007	2006
KEY FINANCIAL DATA
(thousands of CAN$)
Revenue	16,495	16,227	14,961	10,321	4,777	12,736	10,237	7,448
Net earnings (loss)	(894)	37	406	(986)	(1,481)	8,812	326	2,477
Cash flow from (used in) operations	820	1,326	2,543	(187)	(1,322)	4,747	3,318	(345)
Investment (disposal) in property, plant and
equipment	1,522	857	825	2,576	2,011	(470)	2,054	5,246
KEY PER-SHARE DATA
Net earnings (loss)
basic and diluted (CAN$)	(0.04)	-	0.02	(0.03)	(0.06)	0.36	0.01	0.11

OUNCES OF GOLD SOLD	16,723	17,111	14,995	10,949	6,201	16,640	12,403	9,102
KEY DATA PER
OUNCE OF GOLD (US$)
Selling price	901	893	930	724	666	680	717	613
Average cash cost	604	626	684	556	590	399	537	547
Depreciation and depletion	81	73	71	79	73	114	99	85
Total cost	685	699	755	635	663	513	636	632

Summary of results for the last eight quarters

Revenue increased during each of the last four quarters compared with the corresponding quarter of the previous year. Year over year production increases, along with the rising price of gold, resulted in increased revenue in the other quarters. Production during the three consecutive quarters beginning with the 2006 fourth quarter was from the Beaufor and East Amphi mines, while production beginning with the fourth quarter of 2007 through the third quarter of 2008 was from the Beaufor and Island Gold mines. The East Amphi Mine ceased production at the end of the second quarter of 2007 following the depletion of the mine’s mineral reserves and the Island Gold Mine began commercial production during the fourth quarter of 2007.

11
OCTOBER 30, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Net earnings or losses on a quarterly basis are generally affected by the price of gold, operating expenses - which vary according to the price of raw materials and energy - wages, the recovered grade of the ore being processed, and by mining and income taxes expensed or recovered.

The net loss for the third quarter of 2008 and the fourth quarter of 2007 was primarily a result of an increase in exploration expenses and higher operating costs as the Island Gold Mine, which began production in the fourth quarter of 2007 and has not yet reached full production potential. The net loss for the third quarter of 2007 was attributed to higher exploration costs and the five-week shut-down at the Beaufor Mine. During the second quarter of 2007, Richmont recorded a $7,439 gain on the sale of the East Amphi property and a $3,224 gain on the sale of assets in Newfoundland was recorded during the fourth quarter of 2006.

CASH AND CASH EQUIVALENTS

As of September 30, 2008, the Company had working capital of $35,375, compared with $33,970 as of December 31, 2007. The increase was primarily a result of a $4,689 increase in cash and cash equivalents generated by operating activities and by the proceeds from the disposal of short-term investments, net of others acquisitions, of $689, reduced by property, plant and equipment investments of $3,204 and share repurchases of $683. Cash and cash equivalents totalled $29,624 as of September 30, 2008 and included mainly bank discount notes and bankers acceptance with high level credit ratings.

The total advance to Patricia Mining Corp., the Company’s 45 percent partner in the Island Gold Mine, was $2,625 as of September 30, 2008 compared with $3,375 as of December 31, 2007. An amount of $1,875 is included in accounts receivable at September 30, 2008, $1,500 of which is reimbursable within the next twelve months and $375 of which is past due. Patricia Mining has not made payment to Richmont on its $4,500 loan since June 30, 2008. The total advance bears interest at prime rate plus 3% (effective rate of 7.75% as of September 30, 2008 and 9.25% as of September 30, 2007) and is to be reimbursed in 36 equal and consecutive monthly instalments, which started on April, 2007. This advance is secured by the 45% interest which the borrower has in the Island Gold Mine.

An amount of $514 included in accounts receivable which represents Patricia Mining Corp’s share of the November 2007 cash call of $90, the April 2008 cash call of $315 and accrued interest of $109 had not been settled as of September 30, 2008.

CAPITAL RESOURCES

No options were exercised during the third quarter of 2008. During the first nine months of the year, the Company issued 9,000 common shares following the exercise of options for a total cash consideration of $25.

Under its normal course issuer bid programs, which the Board of Directors deems an appropriate use of the Company’s funds considering the price of its common shares and the Company’s strong balance sheet and outlook, Richmont Mines bought back 162,700 common shares during the third quarter of 2008, for a total amount of $419, or an average price of $2.57 per share. During the first nine months of 2008, Richmont bought back 243,400 common shares for a total amount of $683, or an average price of $2.80 per share. These shares were cancelled immediately after their repurchase. The Company currently has 23.8 million shares outstanding.

12
OCTOBER 30, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

After three years of active capital expenditures on its projects, Richmont Mines current investment forecast for its existing projects is limited and is expected to be funded with existing cash and cash equivalents and with cash flow generated by operating activities.

COMMITMENTS AND SUBSEQUENT EVENTS

The Company is subject to royalty payments on certain properties, should they enter commercial production.

On November 5, 2007, the Company signed an agreement with LKA International, Inc. to acquire an option with the intent of acquiring a 50% interest in the Golden Wonder property, located near Lake City, Colorado, USA. In accordance with the terms of the agreement, the Company paid an initial amount of US$150 to evaluate the Golden Wonder property. In December 2007, the Company exercised the option and paid an additional amount of US$150. As at September 30, 2008, the Company has invested in exploration work over US$3 million in order to maintain its rights in this option. Drilling results obtained were not as expected and on October 23, 2008, the Company notified LKA of the termination of its option to proceed with the Joint Venture Agreement.

On October 27, 2008, the Company and Patricia Mining Corp.(“Patricia Mining”) have entered into a definitive agreement for the Company to acquire all of Patricia Mining’s outstanding shares through a combination of cash and stock. Patricia Mining’s shareholders will receive $0.15 in cash and 0.055 of one Richmont Mines share for each Patricia Mining share held. The transaction values Patricia Mining at $0.26 per share. The transaction is expected to close in mid-December 2008 and would enable Richmont to become the direct and indirect holder of a 100% interest in the Island Gold Mine. Full details of the transaction, including the terms of the Acquisition Agreement, will be included in a management information circular which is expected to be mailed to shareholders of Patricia Mining on or about November 14, 2008.

RELATED PARTY TRANSACTIONS

The Company has not entered into any transactions with related parties.

OFF-BALANCE-SHEET TRANSACTIONS

During the first nine months of 2007 and 2008, the Company was not involved in any off-balance-sheet transactions.

NEW ACCOUNTING POLICIES

Capital disclosures

As of January 1, 2008, the Company adopted Section 1535 of the Handbook published by the Canadian Institute of Chartered Accountants (CICA), entitled “Capital disclosures”. This section establishes standards for disclosing information about an entity’s capital and how it is managed, which information is presented in note 12 of the consolidated financial statements.

Financial instruments – disclosures and presentation

As of January 1, 2008, the Company adopted two new CICA Handbook sections: Section 3862, “Financial instruments – disclosures” and Section 3863, “Financial instruments – presentation”. Together, these two sections replace Section 3861, “Financial instruments –disclosures and presentation”. These Sections require additional disclosure, particularly regarding the documentation of risks and have been included in note 13 of the quarterly consolidated financial statements.

13
OCTOBER 30, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Inventories

As of January 1, 2008, the Company adopted Section 3031, “Inventories”, of the Handbook which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (“IFRS”). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; it reduces the number of methods available to determine cost; it requires impairment testing; and it expands the disclosure requirements to increase transparency. The adoption of Section 3031 changes the accounting policy for inventories and now supply inventories, precious metal and ore inventories are valued at the lower of average cost and net realizable value which had no effect on the Company’s consolidated financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

In February 2008, the Accounting Standards Board (“AcSB”) announced that accounting standards in Canada are to converge with IFRS and that public companies will be required to present their financial statements, with comparative data, under these standards for fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of theses requirements on its consolidated financial statements.

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant effect on revenue and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, property, plant and equipment, asset retirement obligations, option-based compensation and future mining and income taxes are estimates that management considers the most important, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated March 31, 2008, and available on SEDAR (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As of September 30, 2008 and 2007, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the nine-month periods ended September 30, 2008 and September 30, 2007, no gain or loss related to derivative financial instruments or to gold hedging contracts was recorded in the financial statements.

GENERAL INFORMATION

The President and Chief Executive Officer and the Financial Director are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Company is communicated to them by others within the Company, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

14
OCTOBER 30, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

The President and Chief Executive Officer and the Financial Director are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with Canadian GAAP. No major change has been made to the internal controls over financial reporting during the quarter ended September 30, 2008.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. A detailed discussion of these risks is given in the annual management’s discussion and analysis, dated March 31, 2008, and available on SEDAR (www.sedar.com).

Regulation 43-101

The reserve and resource estimations of the Island Gold and the Beaufor mines as of December 31, 2007 were performed by qualified persons as defined by NI 43-101. For Island Gold Mine, the estimation was prepared by Ms. Nicole Rioux, Geo., of Genivar, and for Beaufor Mine by Richard Dubuc, P. Geo, an employee of Richmont Mines Inc. These reserves and resources estimations were supervised and reviewed by Mr. Jules Riopel, M.Sc. P. Geo., MBA, who was at that time Director Geology and Exploration, and employee of Richmont Mines Inc.

The resources calculations of the Island Gold property, filed on November 2006, was performed by Ms. Nicole Rioux, Geo., and Mr. Michel Garon, Eng. of Genivar, two qualified persons as defined by NI 43-101. The reserves calculation of Beaufor Mine as of December 31, 2006 was prepared by qualified persons as defined under the terms of this standard and was supervised by Mr. François Chabot, Geo., of Golder and Associates, a qualified person under the terms of this standard.

Cautionary note to US investors concerning resource estimates

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101, adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “measured,” “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves.” Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

15
OCTOBER 30, 2008	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Compliance with Canadian securities regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements that include risks and uncertainties. When used in this Report, the words “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “hope,” “may” and similar expressions, as well as “will,” “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. Important factors that could cause such a difference are discussed in this Report, particularly in the section entitled “Risks and uncertainties,” which refers to the Company’s annual management’s discussion and analysis report dated March 31, 2008. You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, the grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors, such as uncertainties regarding government regulations, could also affect the results. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Additional information and continued disclosure

This management’s discussion and analysis was prepared as of October 30, 2008. The Company regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”) on SEDAR’s Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

16
OCTOBER 30, 2008	RICHMONT MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Third Quarter
ended September 30, 2008

CONSOLIDATED STATEMENTS OF EARNINGS
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	$	$	$	$

REVENUE
Precious metals	15,348	4,443	45,095	26,177
Other	1,147	334	2,588	1,573

	16,495	4,777	47,683	27,750

EXPENSES
Operating costs	9,893	3,868	30,541	17,884
Royalties	389	56	1,097	338
Custom milling	620	-	978	-
Administration	769	687	2,431	2,323
Exploration and project evaluation (note 2)	3,415	1,302	8,170	2,831
Accretion expense - asset retirement obligations	44	45	130	134
Depreciation and depletion	1,507	618	4,146	4,551
Loss (gain) on disposal of mining assets	1	(554)	21	(8,029)

	16,638	6,022	47,514	20,032

EARNINGS (LOSS) BEFORE OTHER ITEMS	(143)	(1,245)	169	7,718

MINING AND INCOME TAXES	549	350	34	43

	(692)	(1,595)	135	7,675

MINORITY INTEREST	202	(114)	586	18

NET EARNINGS (LOSS)	(894)	(1,481)	(451)	7,657

NET EARNINGS (LOSS) PER SHARE (note 3)
basic and diluted	(0.04)	(0.06)	(0.02)	0.32

BASIC WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING (thousands)	23,924	24,108	24,002	24,191

The accompanying notes are an integral part of the consolidated financial statements.

18
OCTOBER 30, 2008	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND DEFICIT
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	$	$	$	$
COMPREHENSIVE INCOME
Net earnings (loss)	(894)	(1,481)	(451)	7,657
Comprehensive income, net of income taxes:
Change in unrealized gain (loss) on
available-for-sale investments	(467)	(44)	(839)	2
Realized loss (gains) on sale of available-for-sale
investments included in earnings	53	-	11	(397)
	(414)	(44)	(828)	(395)
Comprehensive income (loss)	(1,308)	(1,525)	(1,279)	7,262

DEFICIT
BALANCE, BEGINNING OF PERIOD	(4,263)	(2,146)	(4,647)	(11,241)
Net earnings (loss)	(894)	(1,481)	(451)	7,657
Redemption of shares (note 8)	(25)	(34)	(84)	(77)
BALANCE, END OF PERIOD	(5,182)	(3,661)	(5,182)	(3,661)

ACCUMULATED OTHER COMPREHENSIVE INCOME
BALANCE, BEGINNING OF PERIOD	(62)	(28)	352	-
Adjustment due to the adoption of CICA Handbook
Section 3855 for the cumulative unrealized gain
on available-for-sale investments as of
January 1st , 2007	-	-	-	323
Changes in other comprehensive income for the
period	(414)	(44)	(828)	(395)
BALANCE, END OF PERIOD	(476)	(72)	(476)	(72)

The accompanying notes are an integral part of the consolidated financial statements.

19
OCTOBER 30, 2008	RICHMONT MINES INC.

CONSOLIDATED BALANCE SHEETS
	(in thousands of Canadian dollars)
	September 30,	December 31,
	2008	2007
	$	$
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	29,624	27,291
Short-term investments (note 4)	298	1,826
Accounts receivable (note 6)	3,848	2,859
Mining and income taxes receivable	1,682	1,677
Inventories (note 5)	6,378	5,438
	41,830	39,091
ADVANCE TO A MINORITY PARTNER (note 6)	750	1,875
PROPERTY, PLANT AND EQUIPMENT (note 7)	43,874	45,010
	86,454	85,976
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued charges	5,534	5,005
Mining and income taxes payable	921	116
	6,455	5,121
ASSET RETIREMENT OBLIGATIONS	3,488	3,358
MINORITY INTEREST	15,139	14,238
FUTURE MINING AND INCOME TAXES	1,112	1,446
	26,194	24,163
SHAREHOLDERS’ EQUITY
Capital stock (note 8)	60,431	61,016
Contributed surplus (note 9)	5,487	5,092
Deficit	(5,182)	(4,647)
Accumulated other comprehensive income	(476)	352
	60,260	61,813
	86,454	85,976
Commitments and subsequent events (note 11)

The accompanying notes are an integral part of the consolidated financial statements.

20
OCTOBER 30, 2008	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	$	$	$	$

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net earnings (loss)	(894)	(1,481)	(451)	7,657
Adjustments for:
Depreciation and depletion	1,507	618	4,146	4,551
Stock-based compensation	108	129	384	411
Accretion expense - asset retirement obligations	44	45	130	134
Loss (gain) on disposal of mining assets	1	(554)	21	(8,005)
Loss (gain) on disposal of short-term investments	53	-	11	(397)
Minority interest	202	(114)	586	18
Future mining and income taxes	6	39	(333)	(524)

	1,027	(1,318)	4,494	3,845

Net change in non-cash working capital items
(note 10)	(207)	(4)	195	2,898

	820	(1,322)	4,689	6,743

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Acquisition of short-term investments	-	(261)	(23)	(346)
Disposal of short-term investments	9	5,000	712	5,803
Disposal of mining assets	12	909	67	3,397
Property, plant and equipment - Island Gold Mine	(447)	(1,286)	(1,488)	(2,841)
Property, plant and equipment - Beaufor Mine	(6)	(762)	(112)	(843)
Property, plant and equipment - East Amphi Mine	-	-	-	(34)
Other property, plant and equipment	(1,069)	38	(1,604)	124
Cash received from an advance to a minority
partner	-	375	750	750
Trust account	-	2,000	-	-

	(1,501)	6,013	(1,698)	6,010

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issue of common shares	-	-	25	183
Redemption of common shares	(419)	(325)	(683)	(658)
Contribution from a minority partner	-	765	-	900

	(419)	440	(658)	425

Net increase (decrease) in cash and cash equivalents	(1,100)	5,131	2,333	13,178

Cash and cash equivalents, beginning of period	30,724	24,173	27,291	16,126

Cash and cash equivalents, end of period	29,624	29,304	29,624	29,304

The accompanying notes are an integral part of the consolidated financial statements.

21
OCTOBER 30, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month and nine-month periods ended September 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

Richmont Mines Inc. (the “Company”), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

These unaudited interim consolidated financial statements have been prepared by the Company’s management. The external auditors have not examined these consolidated financial statements for the three-month and the nine-month periods ended respectively on September 30, 2008 and 2007.

1.	Significant accounting policies

These consolidated financial statements reflect the accounts of the Company, its subsidiaries and its 55% interest in the Island Gold Mine, held through an unincorporated joint venture. The Company’s interest in the Island Gold Mine is consolidated using the principles of AcG-15. All inter-company transactions have been eliminated.

The accounting policies used and the application of these policies for the preparation of the interim consolidated financial statements are identical to those used in the preparation of the financial statements for the year ended December 31, 2007 except that the Company has adopted the following CICA guidelines effective January 1st , 2008. These unaudited consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

	a)	Capital disclosures

In December 2006, the CICA issued Section 1535 of the Handbook, Capital Disclosure. This section establishes standards for disclosing information about an entity’s capital; i) qualitative information about an entity’s objectives, policies and processes for managing capital; ii) quantitative data about the various components of the Company’s capital; iii) the fact that the entity has complied with any capital requirements; and iv) if it has not complied, the consequences of such non-compliance. As a result of the adoption of this standard, note 12 has been added to these interim consolidated financial statements.

	b)	Financial instruments – disclosure and presentation

In December 2006, the CICA issued Handbook Section 3862, Financial Instrument – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. Together, these two sections replace Handbook Section 3861, Financial Instruments – Disclosures and Presentation, and require additional disclosure, particularly regarding the documentation of risks. As a result of the adoption of this standard, note 13 has been added to these interim consolidated financial statements.

	c)	Inventories

In June 2007, the CICA issued Handbook Section 3031, Inventories, which replaces Handbook Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (“IFRS”). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; it reduces the number of methods available to determine cost; it requires impairment testing; and it expands the disclosure requirements to increase transparency. As results of the adoption of Section 3030, as of January 1st , 2008, inventories of supplies, ore and precious metals are valued at the lower of average cost and net realizable value. This change did not have any impact on these interim consolidated financial statements and on comparative data.

	d)	Future accounting changes

In February 2008, the Accounting Standards Board (“AcSB”) announced that accounting standards in Canada are to converge with IFRS and that public companies will be required to present their financial statements, with comparative data, under these standards for fiscal years beginning on or after January 1st , 2011. The Company is currently evaluating the impact of these requirements on its consolidated financial statements.

22
OCTOBER 30, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month and nine-month periods ended September 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

2.

Exploration and project evaluation

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	$	$	$	$

Beaufor Mine	803	502	2,214	1,350
Island Gold Mine	658	39	1,425	266
Golden Wonder property	1,849	16	3,663	164
Francoeur / Wasamac properties	25	7	124	142
Valentine Lake property	194	780	194	1,019
Camflo Northwest property	-	13	-	124
Other properties	6	-	16	42
Project evaluation	90	20	251	92

	3,625	1,377	7,887	3,199

Exploration tax credits	(210)	(75)	(567)	(368)
Reclassification of exploration tax credits
from previous years	-	-	850	-

	3,415	1,302	8,170	2,831

3.

Net earnings (loss) per share

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	$	$	$	$

Net earnings (loss) attributable to common
shareholders ($)	(894)	(1,481)	(451)	7,657

Weighted average number of shares
outstanding (thousands)	23,924	24,108	24,002	24,191
Effect of dilutive share purchase options
(thousands)	-	-	-	-

Weighted average number of dilutive shares
outstanding (thousands)	23,924	24,108	24,002	24,191

Basic and diluted earnings (loss) per share ($)	(0.04)	(0.06)	(0.02)	0.32

4.	Short-term investments

Short-term investments include investments in shares of publicly-traded companies and are recorded at market value as they are classified as available-for-sale financial assets.

23
OCTOBER 30, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month and nine-month periods ended September 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

5.

Inventories

	September 30,	December 31,
	2008	2007
	$	$
		(Audited)

Precious metals	2,751	210
Ore	1,783	3,663
Supplies	1,844	1,565

	6,378	5,438

There was no write-down of inventories recognized as an expense and no reversal of write-down during the nine-month period of 2008.

6.	Advance to a minority partner

The total advance to Patricia Mining Corp.(“Patricia”), the minority partner in the Island Gold Mine is $2,625 as of September 30, 2008 ($3,375 as of December 31, 2007). Patricia has not made payment to Richmont since June 30, 2008. Consequently, as of September 30, 2008, Richmont recorded a $375 receivable on the loan for the three-month period ending September 30, 2008, in addition to a receivable of $1,500 presented in accounts receivable as it is reimbursable within the next twelve months. The total advance bears interests at prime rate plus 3% (effective rate of 7.75% as of September 30, 2008 and effective rate of 9.25% as of September 30, 2007) and is to be reimbursed in 36 equal and consecutive monthly instalments, which started on April 1, 2007. This advance is secured by the 45% interest which the borrower has in the property jointly owned with the Company.

As of September 30, 2008, an amount of $514, included in accounts receivable which represents Patricia Mining Corp’s share of the November 2007 and April 2008 cash call of $405 and accrued interests of $109 had not been settled.

7.	Property, plant and equipment

	September 30, 2008			December 31, 2007
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$
					(Audited)

Mining properties	1,442	852	590	1,442	818	624
Development costs a)	42,770	9,805	32,965	42,033	6,965	35,068
Buildings	6,264	2,305	3,959	5,502	1,973	3,529
Equipment	10,692	4,986	5,706	9,294	4,228	5,066
Asset retirement costs	1,930	1,276	654	1,930	1,207	723

Total	63,098	19,224	43,874	60,201	15,191	45,010

a)

For the period ended September 30, 2008, the development costs had increased by $350 following the cancellation of exploration tax credits which had been applied against these costs in 2007. Proceeds from precious metal sales from development activities of the Island Gold Property of $16,775 were applied as a reduction of development costs in 2007.

24
OCTOBER 30, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month and nine-month periods ended September 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

8.

Capital stock

Authorized: Unlimited number of common shares with no par value

	Three months ended		Nine months ended
	September 30, 2008		September 30, 2008
	Number		Number
	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$

Issued and paid: Common shares

Balance, beginning of period	23,982	60,845	24,053	61,016
Issue of shares for cash
Exercise of stock options a)	-	-	9	34
Redemption of shares b)	(163)	(414)	(243)	(619)

Balance, end of period	23,819	60,431	23,819	60,431

a)	Issue of shares

During the nine-month period ended on September 30, 2008, the Company issued 9,000 common shares following the exercise of stock options and received cash proceeds in the amount of $25. Contributed surplus was reduced by $9 which represents the fair value of the exercised stock options.

b)	Redemption of shares

In December 2007, the Company made a normal course issuer bid to purchase its outstanding common shares. The Company may purchase between December 5, 2007 and December 4, 2008 up to 1,200,000 common shares, representing approximately 5% of the 24,053,353 common shares of the Company issued and outstanding on November 30, 2007.

During the three-month period ended September 30, 2008, the Company redeemed 162,700 common shares for $419 in cash. This transaction increased the deficit by $25 and increased the contributed surplus by $20.

During the nine-month period ended September 30, 2008, the Company redeemed 243,400 common shares for $683 in cash. This transaction increased the deficit by $84 and increased the contributed surplus by $20.

25
OCTOBER 30, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month and nine-month periods ended September 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

8.	Capital stock (continued)

	c)	Stock Option Purchase Plan

A summary of the status of the Company’s Stock Option Purchase Plan as of September 30, 2008, and changes during the three-month and nine-month periods then ended is presented below:

	Three months ended		Nine months ended
	September 30, 2008		September 30, 2008
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
	(thousands)	$	(thousands)	$

Options outstanding, beginning of period	2,064	4.19	2,023	4.22
Granted	65	2.83	135	3.02
Exercised	-	-	(9)	2.74
Cancelled	(40)	4.52	(60)	4.36
Expired	(25)	5.16	(25)	5.16

Options outstanding, end of period	2,064	4.13	2,064	4.13

Exercisable options, end of period	1,187	4.69	1,187	4.69

The following table summarizes information about the Stock Option Purchase Plan at September 30, 2008:

	Options outstanding at			Exercisable options at
	September 30, 2008			September 30, 2008
	Number	Weighted average	Weighted average	Number	Weighted average
Exercise	of options	remaining contractual	exercise price	of options	exercise price
price	(thousands)	life (years)	$	(thousands)	$
$2.74 to $3.20	976	3.8	2.97	304	2.94
$4.04 to $5.00	423	2.3	4.40	275	4.42
$5.30 to $6.60	665	1.4	5.65	608	5.68
	2,064	2.7	4.13	1,187	4.69

During the nine-month period ended September 30, 2008, the Company granted 135,000 stock options (350,000 for the nine-month period ended September 30, 2007) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black-Scholes option pricing model is $1.05 ($1.01 in 2007). The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	September 30,	September 30,
	2008	2007

Risk-free interest rate	3.5%	4.0%
Expected life	4 years	4 years
Expected volatility	38%	37%
Expected dividend yield	0.0%	0.0%

For the nine-month period ended September 30, 2008, the stock-based compensation costs charged to earnings amount to $384 ($411 in 2007). The contributed surplus was increased by the same amounts.

26
OCTOBER 30, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month and nine-month periods ended September 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

9.

Contributed surplus

	September 30,	December 31,
	2008	2007
	$	$
		(Audited)

Balance, beginning of period	5,092	4,591

Stock-based compensation	384	575
Options exercised	(9)	(74)
Redemption of shares	20	-

Balance, end of period	5,487	5,092

10.

Consolidated statements of cash flow

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2008	2007	2008	2007
	$	$	$	$

Change in non-cash working capital items

Accounts receivable	(96)	(307)	(299)	252
Mining and income taxes receivable (payable)	618	328	800	426
Inventories	(183)	994	(940)	3,156
Accounts payable and accrued charges	(546)	(1,019)	634	(936)

	(207)	(4)	195	2,898

Supplemental information
Cash received (paid) during the period:
Interests and variation on fair value on cash
equivalents	286	409	946	1,032
Mining and income taxes	216	280	(372)	329

Item not affecting cash and cash equivalents:
Asset retirement obligation transferred to
accounts payable and accrued charges	-	-	-	129

Change in accounts payable and accrued
charges related to development projects and
other property, plant and equipment	(174)	71	105	266

11.	Commitments and subsequent events

The Company is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced based on the actual price of gold, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

27
OCTOBER 30, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month and nine-month periods ended September 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

11.

Commitments and subsequent events (continued)

On November 5, 2007, the Company signed an agreement with LKA International, Inc. (“LKA”) to acquire an option with the intent of acquiring a 50% interest in the Golden Wonder property, located near Lake City, Colorado, USA. In accordance with the terms of the agreement, the Company paid an initial amount of US$150 to evaluate the Golden Wonder property. In December 2007, the Company exercised the option and paid an additional amount of US$150. As of September 30, 2008, The Company had invested in exploration work over US$3 million in order to maintain its rights in this option. Drilling results obtained were not satisfactory and on October 23, 2008, the Company notified LKA of the termination of its option to proceed with the joint venture agreement at the Golden Wonder project.

On October 27, 2008, the Company and Patricia Mining Corp.(“Patricia Mining”) have entered into a definitive agreement for the Company to acquire all of Patricia Mining’s outstanding shares through a combination of cash and stock. Patricia Mining’s shareholders will receive $0.15 in cash and 0.055 of one Richmont Mines share for each Patricia Mining share held. The transaction values Patricia Mining at $0.26 per share. The transaction is expected to close in mid-December 2008. Full details of the transaction, including the terms of the Acquisition Agreement, will be included in a management information circular which is expected to be mailed to shareholders of Patricia Mining on or about November 14, 2008.

12.

Capital disclosures

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to support ongoing exploration programs and development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

In the management of capital, the Company includes the components of shareholders’ equity, cash and cash equivalents as well as short-term investments.

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and short-term investments. The Company is not subject to externally imposed capital requirements. The Company’s management of capital remained unchanged since last period.

13.

Financial instruments and risk management

a)

Market risk

The Company is exposed to gold price fluctuations and to fluctuations of the U.S. dollar compared to the Canadian dollar. The market risks are the same as those of the previous period. The Company manages its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company holds no financial instrument or derivative financial instrument for trading or speculative purposes.

b)

Foreign exchange risk

The price of gold is established in U.S. dollars; to manage its exposure due to the fluctuation of the U.S. dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the nine-month periods ended September 30, 2008 and 2007, the Company did not enter into any forward exchange contracts. In 2008, a portion of the Company’s exploration expenses were incurred in U.S. dollars due to the Golden Wonder Project.

28
OCTOBER 30, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month and nine-month periods ended September 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

13.

Financial instruments and risk management (continued)

b)

Foreign exchange risk (continued)

The risk which the Company was exposed to September 30, 2008 established as:

	September 30,	December 31,
	2008	2007
	US$	US$

Cash and cash equivalents	3,412	3,604
Accounts receivable	46	-
Accounts payable and accrued charges	(257)	-

Based on the above net exposures as of September 30, 2008, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against U.S. dollar would result in an increase or decrease of $320 in net earnings.

c)	Commodity price risk

For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk of gold price is the same as the previous period. At September 30, 2008 and 2007, the Company did not enter into hedging contracts for its gold production.

d)	Credit risk

Financial instruments that expose the Company to market risk and concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, forward contracts and option contracts for currencies and gold, when used. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with, when applicable, its currency and gold forward option contracts and its hedging. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non- performance. The credit risks are the same as those of the previous period.

e)	Fair value of financial instruments

The Company has classified its cash and cash equivalents as assets held-for-trading, its short-term investments as available-for- sale financial assets, its accounts receivable and the advance to a minority partner as loans and receivables, and its accounts payable and accrued charges as other financial liabilities as defined by the CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.

29
OCTOBER 30, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month and nine-month periods ended September 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

13.

Financial instruments and risk management (continued)

e)

Fair value of financial instruments (continued)

The following table presents the carrying amounts and fair values of each financial instruments category:

	September 30, 2008		December 31, 2007
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$	$	$	$

Held-for-trading financial assets
Cash and cash equivalents a)	29,624	29,624	27,291	27,291

Available-for-sale financial assets
Short-term investments b)	298	298	1,826	1,826

Loans and receivables
Accounts receivable a)	3,848	3,848	2,859	2,859
Advance to a minority partner c)	750	750	1,875	1,875

Other financial liabilities
Accounts payable and accrued charges a)	5,534	5,534	5,005	5,005

	a)	The Company owns and assumes other assets and liabilities such as cash and cash equivalents, accounts receivable, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or paid within one year.

	b)	The fair value of short-term investments in publicly-traded companies is the bid price and for the options issued by publicly- traded companies, the fair value is calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 2.48%, expected life of 7 months and 10 months, expected volatility of 100% and no expected dividend yield.

	c)	The fair value of the advance to a minority partner approximates its book value as it bears interest at a variable rate.

The variation on fair value on cash equivalents for the nine-month period ended September 30, 2008 is $501 ($441 for the nine- month period ended September 30, 2007).

14.	Comparative figures

Certain comparative figures provided for the period ended September 30, 2007 have been reclassified to conform with the presentation adopted for the period ended September 30, 2008.

15.	Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

30
OCTOBER 30, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month and nine-month periods ended September 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

15.

Segmented information (continued)

	Three months ended September 30, 2008
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	8,246	7,838	411	16,495

Mine operating costs and others	4,596	6,410	709	11,715
Exploration and project evaluation	686	657	2,072	3,415
Depreciation and depletion	460	972	75	1,507
Loss (gain) on disposal of mining assets	(1)	12	(10)	1

Earnings (loss) before other items	2,505	(213)	(2,435)	(143)

Acquisition of property, plant and equipment	115	609	958	1,682

September 30, 2008
Current assets	9,025	3,806	28,999	41,830
Advance to a minority partner	-	-	750	750
Property, plant and equipment	4,007	36,976	2,891	43,874

Total assets	13,032	40,782	32,640	86,454

	Three months ended September 30, 2007
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	4,463	15	299	4,777

Mine operating costs and others	4,009	10	637	4,656
Exploration and project evaluation	373	39	890	1,302
Depreciation and depletion	572	-	46	618
Gain on disposal of mining assets	(554)	-	-	(554)

Earning (loss) before other items	63	(34)	(1,274)	(1,245)

Sale of property, plant and equipment	(215)	1,245	553	1,583

December 31, 2007 (audited)
Current assets	5,741	2,341	31,009	39,091
Advance to minority partner	-	-	1,875	1,875
Property, plant and equipment	4,969	38,242	1,799	45,010

Total assets	10,710	40,583	34,683	85,976

31
OCTOBER 30, 2008	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month and nine-month periods ended September 30, 2008 and 2007 (in thousands of Canadian dollars)
(Unaudited)

15.

Segmented information (continued)

	Nine months ended September 30, 2008
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	24,359	21,971	1,353	47,683

Mine operating costs and others	14,319	18,665	2,193	35,177
Exploration and project evaluation	2,139	1,440	4,591	8,170
Depreciation and depletion	1,349	2,588	209	4,146
Loss (gain) on disposal of mining assets	8	23	(10)	21

Earnings (loss) before other items	6,544	(745)	(5,630)	169

Acquisition of property, plant and equipment	388	1,322	1,300	3,010

September 30, 2008
Current assets	9,025	3,806	28,999	41,830
Advance to a minority partner	-	-	750	750
Property, plant and equipment	4,007	36,976	2,891	43,874

Total assets	13,032	40,782	32,640	86,454

	Nine months ended September 30, 2007
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenue	26,276	51	1,423	27,750

Mine operating costs and others	18,491	30	2,158	20,679
Exploration and project evaluation	1,118	266	1,447	2,831
Depreciation and depletion	4,427	-	124	4,551
Gain on disposal of mining assets	(8,007)	-	(22)	(8,029)

Earning (loss) before other items	10,247	(245)	(2,284)	7,718

Acquisition (sale) of property, plant and equipment	(1,172)	2,428	593	1,849

December 31, 2007 (audited)
Current assets	5,741	2,341	31,009	39,091
Advance to minority partner	-	-	1,875	1,875
Property, plant and equipment	4,969	38,242	1,799	45,010

Total assets	10,710	40,583	34,683	85,976

32
OCTOBER 30, 2008	RICHMONT MINES INC.